Exhibit 99.1

Qifu Technology Announces Second Quarter and Interim 2024 Unaudited Financial Results, Announces Board Change and Raises Semi-Annual Dividend

Shanghai, China, August 13, 2024, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading Credit-Tech platform in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2024, announced board change and raised semi-annual dividend.

Second Quarter 2024 Business Highlights

•	As of June 30, 2024, our platform has connected 160 financial institutional partners and 247.6 million consumers*1 with potential credit needs, cumulatively, an increase of 12.2% from 220.6 million a year ago.

•	Cumulative users with approved credit lines*2 were 53.6 million as of June 30, 2024, an increase of 13.0% from 47.4 million as of June 30, 2023.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 32.0 million as of June 30, 2024, an increase of 12.3% from 28.5 million as of June 30, 2023.

•	In the second quarter of 2024, financial institutional partners originated 19,112,187 loans*3 through our platform. Total facilitation and origination loan volume reached RMB95,425 million*4, a decrease of 23.2% from RMB124,225 million in the same period of 2023.

•	Out of those loans originated by financial institutions, RMB61,905 million was under capital-light model, Intelligence Credit Engine (“ICE”) and other technology solutions*5, representing 64.9% of the total, a decrease of 13.9% from RMB71,860 million in the same period of 2023.

•	Total outstanding loan balance*6 was RMB157,778 million as of June 30, 2024, a decrease of 14.5% from RMB184,459 million as of June 30, 2023.

•	RMB103,817 million of such loan balance was under capital-light model, “ICE” and other technology solutions*7, a decrease of 9.6% from RMB114,835 million as of June 30, 2023.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the second quarter of 2024 was approximately 9.97 months, compared with 11.00 months in the same period of 2023.

•	90 day+ delinquency rate*8 of loans originated by financial institutions across our platform was 3.40% as of June 30, 2024.

•	Repeat borrower contribution*9 of loans originated by financial institutions across our platform for the second quarter of 2024 was 93.0%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 3,587,251 loans across “V-pocket”, and 15,524,936 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period, including loan volume facilitated through Intelligence Credit Engine (“ICE”) and other technology solutions.

5 “ICE” is an open platform on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk. Loan facilitation volume through “ICE” was RMB23,464 million in the second quarter of 2024.

Under other technology solutions, we started to offer financial institutions on-premise deployed, modular risk management SaaS beginning in 2021, which helps financial institution partners improve credit assessment results. Since 2023, we have been offering end-to-end technology solutions (“Total Solutions”) to financial institutions based on on-premise deployment, SaaS or hybrid model. Loan facilitation volume through other technology solutions was RMB23,245 million in the second quarter of 2024, of which RMB685 million was through Total Solutions.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, including loan balance for “ICE” and other technology solutions, excluding loans delinquent for more than 180 days.

7 As of June 30, 2024, outstanding loan balance was RMB34,808 million for “ICE” and RMB35,258 million for other technology solutions of which RMB1,031 million was for Total Solutions.

8 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and other technology solutions are not included in the delinquency rate calculation.

1 / 13

9 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

Second Quarter 2024 Financial Highlights

•	Total net revenue was RMB4,160.1 million (US$572.4 million), compared to RMB3,914.3 million in the same period of 2023.

•	Income from operations was RMB1,985.0 million (US$273.1 million), compared to RMB1,181.5 million in the same period of 2023.

•	Non-GAAP*10 income from operations was RMB2,021.9 million (US$278.2 million), compared to RMB1,234.7 million in the same period of 2023.

•	Operating margin was 47.7%. Non-GAAP operating margin was 48.6%.

•	Net income was RMB1,376.5 million (US$189.4 million), compared to RMB1,093.4 million in the same period of 2023.

•	Non-GAAP net income was RMB1,413.4 million (US$194.5 million), compared to RMB1,146.6 million in the same period of 2023.

•	Net income margin was 33.1%. Non-GAAP net income margin was 34.0%.

•	Net income per fully diluted American depositary share (“ADS”) was RMB8.92 (US$1.22), compared to RMB6.64 in the same period of 2023.

•	Non-GAAP net income per fully diluted ADS was RMB9.16 (US$1.26), compared to RMB6.95 in the same period of 2023.

10 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qifu Technology, commented, “We delivered another solid quarter despite macro-economic headwinds. We continued to make noticeable progress in key areas of our operations and achieved better efficiency and further enhanced returns of our assets.

During the quarter, we continued to optimize our business mix. Non-credit risk bearing loans accounted for nearly 65% of total volume. The better loan structure not only helped us mitigate some risks in a challenging environment, but also yielded better financial metrics. In the second quarter, we further reduced user acquisition costs through a prudent user acquisition approach and diversified user acquisition channels. Meanwhile, in a relatively accommodating funding environment, we continued to solidify our relationship with financial institution partners and further reduced overall funding costs to another historic low.

Looking ahead, we intend to continue to take a disciplined risk management approach in a still uncertain macro environment as we are seeing gradually improving asset quality and tentatively stabilizing credit demand. With our consistent execution, we believe we are well positioned to capture long-term opportunities by building a comprehensive credit-tech platform that offers differentiate products and services to users and financial institution partners based on their respective credit profiles and risk preferences.”

“We are pleased to report another quarter of strong financial results in an uncertain macro environment. Total net revenue was RMB4.16 billion and Non-GAAP net income was RMB1.41 billion for the second quarter,” Mr. Alex Xu, Chief Financial Officer, commented. “During the quarter, we saw continued improvement in net take rates with stable pricing, improving risks, and lowering funding costs. At the end of the second quarter, our total cash and cash equivalent*11 was approximately RMB8.49 billion, and we generated approximately RMB1.96 billion cash from operations. During the quarter, we started to execute the 12-month, US$350 million share repurchase program, at an accelerated pace. Our strong financial positions not only enable us to pursue business opportunities, but also allow us to generate strong shareholder returns through dividend payout and share repurchase.”

2 / 13

Mr. Yan Zheng, Chief Risk Officer, added, “We experienced further improvement in overall risk metrics of our loan book in the second quarter as we continued to take a prudent approach in managing risks. Among key leading indicators, Day-1 delinquency rate*12 was 4.8%, and 30-day collection rate*13 was approximately 86.3%. Recently, there has been further improvement in 30-day collection rates, bringing this metric to reach near its best levels in the past two years. As we remain vigilant in risk management under current macro environment, we expect to see gradual improvement in key risk metrics in the coming quarters.”

11 Including “Cash and cash equivalents”, “Restricted cash”, and “Security deposit prepaid to third-party guarantee companies”.

12 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

13 “30 day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Second Quarter 2024 Financial Results

Total net revenue was RMB4,160.1 million (US$572.4 million), compared to RMB3,914.3 million in the same period of 2023, and RMB4,153.2 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,912.2 million (US$400.7 million), compared to RMB2,788.7 million in the same period of 2023, and RMB3,016.3 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB151.1 million (US$20.8 million), compared to RMB395.5 million in the same period of 2023 and RMB243.8 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the declines in capital-heavy loan facilitation volume.

Financing income*14 was RMB1,690.1 million (US$232.6 million), compared to RMB1,188.7 million in the same period of 2023 and RMB1,535.0 million in the prior quarter. The year-over-year and sequential increases were primarily due to the growth in outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB972.6 million (US$133.8 million), compared to RMB1,158.6 million in the same period of 2023, and RMB1,166.0 million in the prior quarter. The year-over-year and sequential decreases were mainly due to decreases in outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB98.4 million (US$13.5 million), compared to RMB45.9 million in the same period of 2023, and RMB71.5 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in late payment fees under the capital-heavy model.

Net revenue from Platform Services was RMB1,247.9 million (US$171.7 million), compared to RMB1,125.6 million in the same period of 2023 and RMB1,136.9 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB524.4 million (US$72.2 million), compared to RMB887.8 million in the same period of 2023 and RMB502.7 million in the prior quarter. The year-over-year decrease was mainly due to a lower capital-light loan facilitation volume, and the sequential growth was mainly driven by improving take rates.

Referral services fees were RMB623.5 million (US$85.8 million), compared to RMB160.9 million in the same period of 2023 and RMB548.8 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in the loan facilitation volume through ICE.

Other services fees were RMB100.0 million (US$13.8 million), compared to RMB76.9 million in the same period of 2023 and RMB85.4 million in the prior quarter. The year-over-year and sequential increases reflected increases in late payment fees under the capital-light model.

Total operating costs and expenses were RMB2,175.1 million (US$299.3 million), compared to RMB2,732.8 million in the same period of 2023 and RMB2,789.1 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB722.2 million (US$99.4 million), compared to RMB648.0 million in the same period of 2023 and RMB736.0 million in the prior quarter. The year-over-year increase was primarily due to higher collection fees.

3 / 13

Funding costs were RMB161.3 million (US$22.2 million), compared to RMB165.2 million in the same period of 2023 and RMB156.0 million in the prior quarter. The sequential increase was mainly due to the growth in funding from ABS and trusts, partially offset by the lower average cost.

Sales and marketing expenses were RMB366.4 million (US$50.4 million), compared to RMB436.5 million in the same period of 2023 and RMB415.6 million in the prior quarter. The year-over-year and sequential decreases were mainly due to a more prudent customer acquisition approach.

General and administrative expenses were RMB95.1 million (US$13.1 million), compared to RMB112.8 million in the same period of 2023 and RMB106.4 million in the prior quarter. The year-over-year and sequential declines were primarily due to our continued effort to improve operational efficiency.

Provision for loans receivable was RMB849.5 million (US$116.9 million), compared to RMB483.3 million in the same period of 2023 and RMB847.9 million in the prior quarter. The year-over-year increase was mainly due to the growth in loan origination volume of on-balance-sheet loans and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for financial assets receivable was RMB70.2 million (US$9.7 million), compared to RMB82.3 million in the same period of 2023 and RMB99.0 million in the prior quarter. The year-over-year and sequential decreases mainly reflected the declines in loan facilitation volume of off-balance-sheet loans and the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for accounts receivable and contract assets was RMB123.8 million (US$17.0 million), compared to RMB47.2 million in the same period of 2023 and RMB111.5 million in the prior quarter. The year-over-year and sequential increases reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB-213.3 million (US$-29.3 million), compared to RMB757.6 million in the same period of 2023 and RMB316.7 million in the prior quarter. The year-over-year and sequential decreases were mainly due to the decreases in capital-heavy loan facilitation volume and the reversal of prior quarters’ provision in this quarter to reflect the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Income from operations was RMB1,985.0 million (US$273.1 million), compared to RMB1,181.5 million in the same period of 2023 and RMB1,364.1 million in the prior quarter.

Non-GAAP income from operations was RMB2,021.9 million (US$278.2 million), compared to RMB1,234.7 million in the same period of 2023 and RMB1,408.7 million in the prior quarter.

Operating margin was 47.7%. Non-GAAP operating margin was 48.6%.

Income before income tax expense was RMB2,076.6 million (US$285.7 million), compared to RMB1,366.3 million in the same period of 2023 and RMB1,526.2 million in the prior quarter.

Net income was RMB1,376.5 million (US$189.4 million), compared to RMB1,093.4 million in the same period of 2023 and RMB1,160.1 million in the prior quarter.

Non-GAAP net income was RMB1,413.4 million (US$194.5 million), compared to RMB1,146.6 million in the same period of 2023 and RMB1,204.8 million in the prior quarter.

Net income margin was 33.1%. Non-GAAP net income margin was 34.0%.

Net income attributed to the Company was RMB1,380.5 million (US$190.0 million), compared to RMB1,097.4 million in the same period of 2023 and RMB1,164.3 million in the prior quarter.

4 / 13

Non-GAAP net income attributed to the Company was RMB1,417.4 million (US$195.0 million), compared to RMB1,150.7 million in the same period of 2023 and RMB1,208.9 million in the prior quarter.

Net income per fully diluted ADS was RMB8.92 (US$1.22).

Non-GAAP net income per fully diluted ADS was RMB9.16 (US$1.26).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 151.88 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 154.75 million.

14 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and other technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

5 / 13

Board Change

Mr. Hongyi Zhou has resigned as a director and the chairman of the board of directors of the Company (the “Board”) for personal reasons. The Board has approved the appointment of Mr. Fan Zhao as the chairman of the Board and approved the appointment of Mr. Xiangge Liu as an independent director of the Board, effective on August 13, 2024.

Mr. Fan Zhao has served as our independent director since January 2023. Mr. Zhao founded and has served as the chairman of the board of directors of Beijing Fengye Fanda Investment Advisory Co., Ltd. since 2000. He has served as a director of Heintzman Piano Company Limited since 2004. He founded and served as the chairman of the board of directors of Sunbridge International Holdings Limited from 2002 to 2018.  Mr. Fan Zhao received a bachelor's degree in mechanical engineering from Beijing University of Civil Engineering and Architecture in 1982 and an MBA degree from Lawrence Technological University in 2002, respectively. He also spent three years as a visiting scholar at the University of Copenhagen in Denmark from 1990 to 1993.

Mr. Xiangge Liu has served as a senior advisor and the chief executive officer of Homaer Capital since 2022. Prior to that, he served as a managing director at RRJ Capital from 2011 to 2021. He was a senior risk management executive at CITIC International Asset Management from 2010 to 2011, and a managing director at Dingyi Capital from 2008 to 2010. From 2007 to 2008, he served as a director at Societe Generale Corporate & Investment Banking. Mr. Liu’s career experience also includes various positions at financial institutions and corporations such as Deutsche Bank, Mizuho Banking Group and General Electric. Mr. Liu received a bachelor’s degree in English from Beijing Foreign Studies University in 1989 and an MBA degree from Boston University in 1999.

“Mr. Zhou has played a pivotal role in the establishment of the Company and provided his critical insights in further development of our business. We would like to express sincere gratitude to Mr. Zhou for his valuable contribution to the Company during his tenure of service,” said Mr. Haisheng Wu, director and the chief executive officer of Qifu Technology. “We are pleased to welcome Mr. Zhao in his new capacity as the chairman of the Board. At the same time, we are honored to welcome Mr. Liu to join the Board and to benefit more from his talents and experiences to our Board and our operations. We look forward to working closely with them in growing our business and maximizing long-term value for all of our shareholders.”

6 / 13

Semi-Annual Dividend

The board of directors of the Company has approved a dividend of US$0.30 per Class A ordinary share, or US$0.60 per ADS for the first half of 2024 to holders of record of Class A ordinary shares and ADSs as of the close of business on September 27, 2024 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy. For holder of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on September 27, 2024 (Hong Kong Time). The payment date is expected to be on October 29, 2024 for holders of Class A ordinary shares and around November 1, 2024 for holders of ADSs.

Update on Share Repurchase

On March 12, 2024, the Company’s board of directors approved a share repurchase plan whereby the Company is authorized to repurchase its ADSs or Class A ordinary shares with an aggregate value of up to US$350 million during the 12-month period from April 1, 2024.

As of August 13, 2024, the Company had in aggregate purchased approximately 10.7 million ADSs in the open market for a total amount of approximately US$211 million (inclusive of commissions) at an average price of US$19.7 per ADS pursuant to the share repurchase plan.

Business Outlook

As macro-economic uncertainties persist, the Company intends to maintain a prudent approach in its business planning. Management will continue to focus on managing risks, enhancing the profitability and efficiency of the Company’s operations. As such, for the third quarter of 2024, the Company expects to generate a net income between RMB1.50 billion and RMB1.60 billion and a non-GAAP net income*15 between RMB1.55 billion and RMB1.65 billion, representing a year-on-year growth between 31% and 40%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

15 Non-GAAP net income represents net income excluding share-based compensation expenses.

Conference Call Preregistration

Qifu Technology’s management team will host an earnings conference call at 8:30 PM U.S. Eastern Time on Tuesday, August 13, 2024 (8:30 AM Beijing Time on Wednesday, August 14, 2024).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://register.vevent.com/register/BI4cdd470a2c9e4e75a1409065322f7835

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at http://ir.qifu.tech.

About Qifu Technology

Qifu Technology is a leading Credit-Tech platform in China that provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

7 / 13

For more information, please visit: https://ir.qifu.tech.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2024.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

8 / 13

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”) except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,177,890	6,337,134	872,019
Restricted cash	3,381,107	2,035,180	280,050
Short term investments	15,000	291,154	40,064
Security deposit prepaid to third-party guarantee companies	207,071	114,832	15,801
Funds receivable from third party payment service providers	1,603,419	1,769,599	243,505
Accounts receivable and contract assets, net	2,909,245	2,102,292	289,285
Financial assets receivable, net	2,522,543	1,528,003	210,260
Amounts due from related parties	45,346	31,459	4,329
Loans receivable, net	24,604,487	26,722,713	3,677,168
Prepaid expenses and other assets	329,920	483,391	66,517
Total current assets	39,796,028	41,415,757	5,698,998
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	146,995	51,375	7,069
Financial assets receivable, net-noncurrent	596,330	232,571	32,003
Amounts due from related parties	4,240	396	54
Loans receivable, net-noncurrent	2,898,005	2,859,871	393,531
Property and equipment, net	231,221	299,627	41,230
Land use rights, net	977,461	967,100	133,077
Intangible assets	13,443	12,306	1,693
Goodwill	41,210	41,210	5,671
Deferred tax assets	1,067,738	1,050,308	144,527
Other non-current assets	45,901	52,528	7,228
Total non-current assets	6,022,544	5,567,292	766,083
TOTAL ASSETS	45,818,572	46,983,049	6,465,081

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	8,942,291	8,361,576	1,150,591
Accrued expenses and other current liabilities	2,016,039	2,133,772	293,617
Amounts due to related parties	80,376	41,604	5,725
Short term loans	798,586	1,058,586	145,666
Guarantee liabilities-stand ready	3,949,601	2,467,554	339,547
Guarantee liabilities-contingent	3,207,264	1,887,777	259,767
Income tax payable	742,210	816,169	112,309
Other tax payable	163,252	116,590	16,043
Total current liabilities	19,899,619	16,883,628	2,323,265
Non-current liabilities:
Deferred tax liabilities	224,823	453,808	62,446
Payable to investors of the consolidated trusts-noncurrent	3,581,800	6,841,600	941,435
Other long-term liabilities	102,473	171,034	23,535
Total non-current liabilities	3,909,096	7,466,442	1,027,416
TOTAL LIABILITIES	23,808,715	24,350,070	3,350,681
TOTAL QIFU TECHNOLOGY INC EQUITY	21,937,483	22,568,768	3,105,564
Noncontrolling interests	72,374	64,211	8,836
TOTAL EQUITY	22,009,857	22,632,979	3,114,400
TOTAL LIABILITIES AND EQUITY	45,818,572	46,983,049	6,465,081

9 / 13

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”) except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,788,707	2,912,205	400,732	5,419,328	5,928,487	815,788
Loan facilitation and servicing fees-capital heavy	395,512	151,073	20,788	706,676	394,839	54,332
Financing income	1,188,738	1,690,110	232,567	2,254,620	3,225,096	443,788
Revenue from releasing of guarantee liabilities	1,158,554	972,586	133,832	2,368,374	2,138,604	294,282
Other services fees	45,903	98,436	13,545	89,658	169,948	23,386
Platform services	1,125,617	1,247,858	171,711	2,094,170	2,384,759	328,153
Loan facilitation and servicing fees-capital light	887,830	524,405	72,161	1,653,110	1,027,120	141,336
Referral services fees	160,864	623,491	85,795	269,340	1,172,315	161,316
Other services fees	76,923	99,962	13,755	171,720	185,324	25,501
Total net revenue	3,914,324	4,160,063	572,443	7,513,498	8,313,246	1,143,941
Facilitation, origination and servicing	647,989	722,160	99,373	1,288,330	1,458,186	200,653
Funding costs	165,225	161,302	22,196	324,248	317,265	43,657
Sales and marketing	436,486	366,388	50,417	858,663	782,005	107,607
General and administrative	112,757	95,054	13,080	217,646	201,469	27,723
Provision for loans receivable	483,306	849,508	116,896	1,002,170	1,697,429	233,574
Provision for financial assets receivable	82,265	70,166	9,655	151,017	169,169	23,278
Provision for accounts receivable and contract assets	47,206	123,766	17,031	44,970	235,239	32,370
Provision for contingent liabilities	757,590	(213,267)	(29,347)	1,437,924	103,397	14,228
Total operating costs and expenses	2,732,824	2,175,077	299,301	5,324,968	4,964,159	683,090
Income from operations	1,181,500	1,984,986	273,142	2,188,530	3,349,087	460,851
Interest income, net	55,854	45,987	6,328	120,624	96,045	13,216
Foreign exchange (loss) gain	(2,319)	160	22	3,830	242	33
Other income, net	161,388	45,430	6,251	185,552	157,398	21,659
Investment loss	(30,112)	-	-	(30,112)	-	-
Income before income tax expense	1,366,311	2,076,563	285,743	2,468,424	3,602,772	495,759
Income taxes expense	(272,934)	(700,055)	(96,331)	(445,225)	(1,066,120)	(146,703)
Net income	1,093,377	1,376,508	189,412	2,023,199	2,536,652	349,056
Net loss attributable to noncontrolling interests	4,063	4,020	553	8,350	8,163	1,123
Net income attributable to ordinary shareholders of the Company	1,097,440	1,380,528	189,965	2,031,549	2,544,815	350,179

Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.

Basic	3.40	4.54	0.62	6.29	8.27	1.14
Diluted	3.32	4.46	0.61	6.14	8.10	1.11

Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	6.80	9.08	1.24	12.58	16.54	2.28
Diluted	6.64	8.92	1.22	12.28	16.20	2.22

Weighted average shares used in calculating net income per ordinary share
Basic	323,095,877	303,761,387	303,761,387	322,978,323	307,894,289	307,894,289
Diluted	330,918,585	309,495,756	309,495,756	331,118,889	314,244,423	314,244,423

10 / 13

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”) except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	1,761,575	1,961,616	269,927	3,522,666	3,919,883	539,394
Net cash used in investing activities	(3,436,966)	(980,403)	(134,908)	(7,001,173)	(4,118,578)	(566,735)
Net cash provided by (used in) financing activities	1,236,187	(767,607)	(105,626)	1,275,127	1,007,802	138,678
Effect of foreign exchange rate changes	8,401	2,115	291	5,558	4,210	579
Net (decrease) increase in cash and cash equivalents	(430,803)	215,721	29,684	(2,197,822)	813,317	111,916
Cash, cash equivalents, and restricted cash, beginning of period	8,745,344	8,156,593	1,122,385	10,512,363	7,558,997	1,040,153
Cash, cash equivalents, and restricted cash, end of period	8,314,541	8,372,314	1,152,069	8,314,541	8,372,314	1,152,069

11 / 13

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”) except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Net income	1,093,377	1,376,508	189,412
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	19,482	1,890	260
Other comprehensive income	19,482	1,890	260
Total comprehensive income	1,112,859	1,378,398	189,672
Comprehensive loss attributable to noncontrolling interests	4,063	4,020	553
Comprehensive income attributable to ordinary shareholders	1,116,922	1,382,418	190,225

	Six months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Net income	2,023,199	2,536,652	349,056
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	16,673	3,900	537
Other comprehensive income	16,673	3,900	537
Total comprehensive income	2,039,872	2,540,552	349,593
Comprehensive loss attributable to noncontrolling interests	8,350	8,163	1,123
Comprehensive income attributable to ordinary shareholders	2,048,222	2,548,715	350,716

12 / 13

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”) except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,093,377	1,376,508	189,412
Add: Share-based compensation expenses	53,247	36,909	5,079
Non-GAAP net income	1,146,624	1,413,417	194,491
GAAP net income margin	27.9%	33.1%
Non-GAAP net income margin	29.3%	34.0%

Net income attributable to shareholders of Qifu Technology, Inc.	1,097,440	1,380,528	189,965
Add: Share-based compensation expenses	53,247	36,909	5,079
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	1,150,687	1,417,437	195,044
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	165,459,293	154,747,878	154,747,878
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	6.64	8.92	1.22
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	6.95	9.16	1.26

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,181,500	1,984,986	273,142
Add: Share-based compensation expenses	53,247	36,909	5,079
Non-GAAP Income from operations	1,234,747	2,021,895	278,221
GAAP operating margin	30.2%	47.7%
Non-GAAP operating margin	31.5%	48.6%

	Six months ended June 30,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	2,023,199	2,536,652	349,056
Add: Share-based compensation expenses	99,743	81,554	11,222
Non-GAAP net income	2,122,942	2,618,206	360,278
GAAP net income margin	26.9%	30.5%
Non-GAAP net income margin	28.3%	31.5%

Net income attributable to shareholders of Qifu Technology, Inc.	2,031,549	2,544,815	350,179
Add: Share-based compensation expenses	99,743	81,554	11,222
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	2,131,292	2,626,369	361,401
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS - diluted	165,559,445	157,122,212	157,122,212
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	12.28	16.20	2.22
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. - diluted	12.87	16.72	2.30

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	2,188,530	3,349,087	460,851
Add: Share-based compensation expenses	99,743	81,554	11,222
Non-GAAP Income from operations	2,288,273	3,430,641	472,073
GAAP operating margin	29.1%	40.3%
Non-GAAP operating margin	30.5%	41.3%

13 / 13